UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ~~☐~~                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Table of Contents

We wish to inform you that the Board has taken note of the resignation of Mr. GR Arun Kumar from the post of Whole-Time Director & Chief Financial Officer of the Company to pursue career outside of the Group.

The Company and Board takes this opportunity to appreciate the commitment and invaluable contribution made by him towards the Company’s growth and its transformation journey during his tenure of close to 8 years and wishes him very best in his future endeavours.

The Company will announce the effective date of relieving of Mr. GR Arun Kumar and the details of the successor in due course and the same shall accordingly be intimated to the Stock Exchanges.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer